UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 22, 2025

Mr. Cooper Group Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-14667	91-1653725
(State or other jurisdiction of	(Commission	(I.R.S. Employer
incorporation or organization)	File Number)	Identification No.)

8950 Cypress Waters Blvd.

Coppell, TX 75019

(Address of Principal Executive Offices, and Zip Code)

Registrant’s Telephone Number, Including Area Code: (469) 549-2000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value per share	COOP	The Nasdaq Stock Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

As previously disclosed, on March 31, 2025, Mr. Cooper Group Inc. (“Mr. Cooper”), Rocket Companies, Inc. (“Rocket”), Maverick Merger Sub, Inc., a direct, wholly owned subsidiary of Rocket (“Maverick Merger Subsidiary”), and Maverick Merger Sub 2, LLC, a direct, wholly owned subsidiary of Rocket (“Forward Merger Subsidiary”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, among other things and subject to the terms and conditions therein, Maverick Merger Subsidiary will be merged with and into Mr. Cooper, with Mr. Cooper surviving as a direct, wholly owned subsidiary of Rocket (the “Maverick Merger”), and immediately following such Maverick Merger, Mr. Cooper will merge with and into Forward Merger Subsidiary, with Forward Merger Subsidiary surviving as a wholly owned subsidiary of Rocket (together with the Maverick Merger, the “Mergers”). Mr. Cooper filed a definitive proxy statement (the “Proxy Statement”) with the U.S. Securities and Exchange Commission on July 31, 2025 for the solicitation of proxies in connection with the special meeting of Mr. Cooper’s stockholders, to be held on September 3, 2025, to vote upon, among other things, matters necessary to complete the Mergers.

Litigation Related to the Mergers

In connection with the Mergers, three complaints have been filed by purported stockholders of Mr. Cooper in the Supreme Court of the State of New York: McDaniels v. Mr. Cooper Group Inc., et al., Index No. 654690 (filed in New York County on August 6, 2025), Clark v. Mr. Cooper Group Inc., et al., Index No. 654699 (filed in New York County on August 7, 2025), and Garfield v. Bon Salle, et al., Index No. 617022 (filed in Nassau County on August 7, 2025). The complaints allege, among other things, that the Proxy Statement contains purported misstatements and omissions in violation of state laws and seek, among other things, an injunction enjoining the shareholder vote on the Mergers and/or consummation of the Mergers and the other transactions contemplated by the Merger Agreement. Additional lawsuits arising out of the Mergers or the Proxy Statement may also be filed in the future.

In addition to these lawsuits, a number of other purported stockholders of Mr. Cooper have sent demand letters alleging similar deficiencies regarding the disclosures made in the Proxy Statement.

All of the defendants named in the matters believe that the allegations in the complaints and demand letters are without merit. While the defendants believe that the disclosures set forth in the Proxy Statement comply fully with applicable law, to moot the plaintiffs’ disclosure claims and to avoid nuisance, potential expense and delay, Mr. Cooper has determined to voluntarily supplement the Proxy Statement with the below disclosures. Nothing in the below supplemental disclosures shall be deemed an admission of the legal necessity or materiality under applicable law of any of the disclosures set forth herein or in the Proxy Statement. To the contrary, all defendants deny all allegations in the complaints and demand letters and that any additional disclosures were or are required in the Proxy Statement.

SUPPLEMENT TO PROXY STATEMENT

Mr. Cooper is supplementing the Proxy Statement with certain additional information set forth below. These disclosures should be read in connection with the Proxy Statement, which should be read in its entirety. All page references are to pages in the Proxy Statement, and terms used below, unless otherwise defined, have the meanings set forth in the Proxy Statement. The information contained herein speaks only as of August 22, 2025, unless the information indicates another date applies. For clarity, new text within restated paragraphs from the Proxy Statement is highlighted with bold, underlined text.

The disclosures on page 17 and page 20 of the Proxy Statement are hereby supplemented by adding the below text at the end of the sections under the heading “Governance Structure of Rocket Following the Mergers” and “Board of Directors of Rocket Following the Maverick Merger”:

“The second Mr. Cooper Director who will join the Rocket Board upon the effective time of the Maverick Merger has not yet been finally determined.”

The disclosure on page 45 of the Proxy Statement is hereby supplemented by adding the below text at the end of the second paragraph under the heading “Background of the Mergers”:

As of the date of the Merger Agreement, Mr. Cooper was not a party to any confidentiality agreement with a standstill applicable to Mr. Cooper that included a “don’t ask, don’t waive” provision.

The disclosure on page 69 of the Proxy Statement is hereby supplemented by replacing the text of the portion of the first paragraph on such page that begins with the second full sentence appearing on such page, through the end of such paragraph, with the following text:

“In addition, as the Mr. Cooper Board was also aware, Citi and its affiliates in the past have provided, currently are providing and in the future may provide investment banking, commercial banking and other similar financial services to Rocket and/or certain of its affiliates unrelated to the mergers, for which services Citi and such affiliates have received and expect to receive compensation, including, without limitation, having acted and acting as a lender under a certain credit facility of a subsidiary of Rocket, and having provided, and providing, certain residential financing and securitization services to a subsidiary of Rocket, and certain issuer services and treasury and trade solutions to Rocket and/or certain of its affiliates. For the services described above for Rocket and/or certain of its affiliates, Citi and its affiliates received, during the two-year period prior to the date of Citi’s opinion, aggregate fees and net interest income of approximately $14 million from Rocket and/or certain of its affiliates. Based on the nature of its relationships with Rocket and the information that was available to Citi as of the date of its opinion, Citi estimates that for the services described above that Citi and its affiliates are currently providing to Rocket and/or certain of its affiliates, the aggregate fees that Citi and its affiliates may receive, during the one-year period following the date of Citi’s opinion, from Rocket and/or certain of its affiliates will be less than the fees payable to Citi by Mr. Cooper for its services in connection with the mergers. The actual amount of aggregate fees that Citi may receive in the future for the services described above that Citi and its affiliates are currently providing to Rocket and/or certain of its affiliates might be materially different for various reasons, including, among other things, as a result of conditions in the markets in which Rocket operates or domestic, foreign or global economic conditions generally. In the ordinary course of Citi’s business, Citi and its affiliates may actively trade or hold the securities of Mr. Cooper and Rocket for Citi’s own account or for the account of its customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Citi and its affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with Mr. Cooper, Rocket and their respective affiliates. As of March 25, 2025, Citi held, on a proprietary basis, less than 1.0% of the outstanding equity securities of (i) Mr. Cooper and (ii) Rocket, respectively. For the avoidance of doubt, all references to “Rocket and/or certain of its affiliates”, including the penultimate sentence referring to Rocket’s affiliates in this paragraph, shall be deemed to include Rock Holdings, Inc. as an affiliate.”

The disclosure on page 76 of the Proxy Statement is hereby supplemented by adding the below text at the end of the section under the heading “Treatment of Outstanding Mr. Cooper Equity Awards”:

The estimated aggregate value of the Mr. Cooper Director Awards held by each of Mr. Cooper’s non-employee directors on the Assumed Closing Date which would have vested as a result of the closing of the Mergers is set forth in the first column below next to the applicable non-employee director’s name. All of such Mr. Cooper Director Awards have vested in the ordinary course since the Assumed Closing Date. Mr. Cooper typically makes annual director award grants in May of each year. On May 22, 2025, each Mr. Cooper non-employee director received a grant of fully vested shares of Mr. Cooper common stock as their annual director award grant, as set forth in the second column below next to the applicable non-employee director’s name.

	Value of Unvested Mr. Cooper Director Awards as of the Assumed Closing Date	Number of Shares Granted on May 22, 2025
Andrew Bon Salle	N/A	1,329
Roy Guthrie	$193,520.90	997
Daniela Jorge	$193,520.90	997
Shveta Mujumdar	$193,520.90	997
Tagar Olson	$193,520.90	997
Steven Scheiwe	$193,520.90	997

Cautionary Statement Regarding Forward-Looking Information

This communication contains statements regarding the proposed transaction between Rocket Companies, Inc. (“Rocket”) and Mr. Cooper Group Inc. (“Mr. Cooper”); the filing by Rocket with the Securities and Exchange Commission (“SEC”) of a registration statement on Form S-4 (the “Registration Statement”) and a prospectus and information statement of Rocket and a proxy of Mr. Cooper included therein (the “Joint Proxy and Information Statement/Prospectus”); and other statements about future expectations that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this communication, other than statements of historical fact, are forward-looking statements that may be identified by the use of words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and, in each case, their negative or other various or comparable terminology. Such forward looking statements are based upon current beliefs, expectations and discussions related to the proposed transaction and are subject to significant risks and uncertainties that could cause actual results to differ materially from the results expressed in such statements.

Risks and uncertainties include, among other things, (i) the risk that the proposed transaction may not be completed in a timely basis or at all, which may adversely affect Rocket’s and Mr. Cooper’s businesses and the price of their respective securities; (ii) the potential failure to receive, on a timely basis or otherwise, the required approvals of the proposed transaction, including stockholder approval by Mr. Cooper’s stockholders, and the potential failure to satisfy the other conditions to the consummation of the proposed transaction; (iii) the effect of the announcement, pendency or completion of the proposed transaction on each of Rocket’s or Mr. Cooper’s ability to attract, motivate, retain and hire key personnel and maintain relationships with others with whom Rocket or Mr. Cooper does business, or on Rocket’s or Mr. Cooper’s operating results and business generally; (iv) that the proposed transaction may divert management’s attention from each of Rocket’s and Mr. Cooper’s ongoing business operations; (v) the risk of any legal proceedings related to the proposed transaction or otherwise, including the risk of stockholder litigation in connection with the proposed transaction, or the impact of the proposed transaction thereupon, including resulting expense or delay; (vi) that Rocket or Mr. Cooper may be adversely affected by other economic, business and/or competitive factors; (vii) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including in circumstances which would require payment of a termination fee; (viii) the risk that restrictions during the pendency of the proposed transaction may impact Rocket’s or Mr. Cooper’s ability to pursue certain business opportunities or strategic transactions; (ix) the anticipated tax treatment of the transaction may not be obtained, risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction; (x) the risk that the anticipated benefits and synergies of the proposed transaction may not be fully realized or may take longer to realize than expected; (xi) the impact of legislative, regulatory, economic, competitive and technological changes; (xii) risks relating to the value of Rocket securities to be issued in the proposed transaction; (xiii) the risk that integration of the Rocket and Mr. Cooper businesses post closing may not occur as anticipated or the combined company may not be able to achieve the anticipated synergies expected from the transaction, and the costs associated with such integration; and (xiv) the effect of the announcement, pendency or completion of the proposed transaction on the market price of the common stock of each of Rocket and Mr. Cooper.

These risks, as well as other risks related to the proposed transaction, are fully described in the Joint Proxy and Information Statement filed with the SEC in connection with the proposed transaction. While the list of factors presented here and the list of factors to be presented in the Registration Statement are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Additional factors that may affect future results are contained in each company’s filings with the SEC, including each company’s most recent Annual Report on Form 10-K, as it may be updated from time to time by quarterly reports on Form 10-Q and current reports on Form 8-K, all of which are available at the SEC’s website http://www.sec.gov. The information set forth herein speaks only as of the date hereof, and any intention or obligation to update any forward looking statements as a result of developments occurring after the date hereof is hereby disclaimed by each company.

Important Information for Investors and Stockholders

In connection with the proposed transaction, Rocket filed with the SEC the Registration Statement on Form S-4, containing the Joint Proxy and Information Statement/Prospectus. The Registration Statement was declared effective by the SEC on July 28, 2025, and the Joint Proxy and Information Statement/Prospectus was filed by both Rocket and Mr. Cooper on July 31, 2025. Mr. Cooper commenced mailing of the Joint Proxy and Information Statement/Prospectus on or about July 30, 2025. Rocket and Mr. Cooper may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the Joint Proxy and Information Statement/Prospectus or Registration Statement or any other document which Rocket or Mr. Cooper may file with the SEC. INVESTORS AND SECURITYHOLDERS OF ROCKET AND MR. COOPER ARE URGED TO READ THE JOINT PROXY AND INFORMATION STATEMENT/PROSPECTUS CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT ROCKET, MR. COOPER, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and securityholders of Rocket and Mr. Cooper are able to obtain copies of the Registration Statement and the Joint Proxy and Information Statement/Prospectus, as well as other filings with the SEC that are incorporated by reference into such documents, containing information about Rocket and Mr. Cooper, without charge, at the SEC’s website (http://www.sec.gov). Copies of the documents filed with the SEC by Rocket are available free of charge under the SEC Filings heading of the Investor Relations section of Rocket’s website at ir.rocketcompanies.com. Copies of the documents filed with the SEC by Mr. Cooper are available free of charge under the Financials & Filings heading of the Investor Relations section of Mr. Cooper’s website investors.mrcoopergroup.com.

Participants in the Solicitation

Rocket and Mr. Cooper and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Mr. Cooper’s stockholders in respect of the transaction under the rules of the SEC. Information regarding Rocket’s directors and executive officers is available in Rocket’s Annual Report on Form 10-K for the year ended December 31, 2024, and Rocket’s proxy statement, dated May 29, 2025, for its 2025 annual meeting of stockholders (the “Rocket 2025 Proxy”), which can be obtained free of charge through the website maintained by the SEC at http://www.sec.gov. Please refer to the sections captioned “Compensation Discussion and Analysis”; “Named Executive Officer Compensation Tables”; and “Security Ownership of Certain Beneficial Owners and Management” in the Rocket 2025 Proxy. Any changes in the holdings of Rocket’s securities by Rocket’s directors or executive officers from the amounts described in the Rocket 2025 Proxy have been reflected in Statements of Change in Ownership on Form 4 filed with the SEC subsequent to the filing date of the Rocket 2025 Proxy and are available at the SEC’s website at www.sec.gov. Information regarding Mr. Cooper’s directors and executive officers is available in Mr. Cooper’s Annual Report on Form 10-K for the year ended December 31, 2024, and Mr. Cooper’s proxy statement, dated April 10, 2025, for its 2025 annual meeting of stockholders (the “Mr. Cooper 2025 Proxy”), which can be obtained free of charge through the website maintained by the SEC at http://www.sec.gov. Please refer to the sections captioned “Compensation Discussion and Analysis”; “Historical Executive Compensation Information”; “Proposal 2: Advisory Vote on Say on Pay” and “Beneficial Ownership” in the Mr. Cooper 2025 Proxy. Any changes in the holdings of Mr. Cooper’s securities by Mr. Cooper’s directors or executive officers from the amounts described in the Mr. Cooper 2025 Proxy have been reflected in Statements of Change in Ownership on Form 4 filed with the SEC subsequent to the filing date of the Mr. Cooper 2025 Proxy and are available at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants are included in the Joint Proxy and Information Statement/Prospectus and other relevant materials filed with the SEC.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 22, 2025	Mr. Cooper Group Inc.

	By:	/s/ Kurt Johnson
Kurt Johnson
Executive Vice President & Chief Financial Officer